Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$108,601	$156,379	$189,404	$240,331	$344,533	$45,069
Add: Fixed charges	41,657	56,656	60,599	59,714	57,779	15,838
Amortization of capitalized interest	463	465	475	533	641	176
Distributed income of equity investees	—	3,300	4,125	3,800	5,200	1,550
Less: Interest capitalized	(426)	(817)	(2,371)	(4,452)	(4,803)	(936)

Total earnings	$150,295	$215,983	$252,232	$299,926	$403,350	$61,697

FIXED CHARGES:
Interest expense	$37,893	$52,554	$55,107	$52,812	$51,948	$14,613
Interest capitalized	426	817	2,371	4,452	4,803	936
Debt amortization	3,056	2,871	2,681	2,144	767	220
Rent expense representative of interest factor	282	414	440	306	261	69

Total fixed charges	$41,657	$56,656	$60,599	$59,714	$57,779	$15,838

Ratio of earnings to fixed charges	3.6	3.8	4.2	5.0	7.0	3.9

*	Excludes income from equity investments.